

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2024

Kirkland Andrews
Chief Financial Officer
Evergy, Inc.
1200 Main Street
Kansas City, MO 64105

    Re: Evergy, Inc.
        Form 10-K for the Fiscal Year ended December 31, 2023
        Filed February 29, 2024
        File No. 001-38515

Dear Kirkland Andrews:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation

cc: Steve Busser